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TC 8/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-22598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investacorp, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15450 New Barn Road
(No. and Street)

Miami Lakes	Florida	33014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce A. Zwigard (305) 557-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG - LLP
(Name – *if individual, state last, first, middle name*)

One Biscayne Tower-Suite 2800, 2 South Biscayne Blvd., Miami, Florida 33031
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce A. Zwigard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investacorp, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF FLORIDA
COUNTY OF DADE



Signature

Subscribed and affirmed before me this 7th day of August 2003 by Bruce A. Zwigard who is personally known to me.

President
Title



Valerie A. Kniffin
Commission # DD081894
Expires Feb. 11, 2006
Bonded Thru
Atlantic Bonding Co., Inc



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTACORP, INC.
(A Wholly Owned Subsidiary of Investacorp Group, Inc.)

Table of Contents


KPMG

INVESTACORP, INC.

(A Wholly Owned Subsidiary of Investacorp Group, Inc.)

Statement of Financial Condition
Part IIA of Form X-17A-5

June 30, 2003

(With Independent Auditors' Report Thereon)

INVESTACORP, INC.
(A Wholly Owned Subsidiary of Investacorp Group, Inc.)

Table of Contents



One Biscayne Tower
Suite 2800
2 South Biscayne Boulevard
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

Independent Auditors' Report

The Board of Directors
Investacorp, Inc.:

We have audited the accompanying statement of financial condition (Part IIA of Form X-17A-5) of Investacorp, Inc. (the Company) (a wholly owned subsidiary of Investacorp Group, Inc.) as of June 30, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition (Part IIA of Form X-17A-5) referred to above present fairly, in all material respects, the financial position of Investacorp, Inc. (a wholly owned subsidiary of Investacorp Group, Inc.) as of June 30, 2003, in the form prescribed by the Securities Exchange Commission and, in accordance with accounting principles generally accepted in the United States of America.

KPMG LLP

August 8, 2003

INVESTACORP, INC.
(A Wholly Owned Subsidiary of Investacorp Group, Inc.)

Statement of Financial Condition

June 30, 2003

Assets

Cash and cash equivalents	$	1,719,430
Commissions receivable		2,338,274
Receivable from brokers/dealers		981,400
Marketable securities owned, at market value		2,530,142
Deposits with clearing brokers/dealers		200,347
Other assets		123,387
Total assets	$	7,892,980

Liabilities and Shareholder's Equity

Commissions payable	$	3,656,813
Accounts payable and accrued expenses		1,388,956
Securities sold, not yet purchased, at market value		5,558
Total liabilities		5,051,327
Shareholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		235,000
Retained earnings		2,605,653
Total shareholder's equity		2,841,653
Total liabilities and shareholder's equity	$	7,892,980

See accompanying notes to financial statements.

INVESTACORP, INC.

(A Wholly Owned Subsidiary of Investacorp Group, Inc.)

Notes to Financial Statements

June 30, 2003

(1) Business and Summary of Significant Accounting Policies

(a) Business

Investacorp, Inc. (the Company) (a wholly owned subsidiary of Investacorp Group, Inc.) is registered as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. In connection with its activities as a broker/dealer, the Company holds no funds or securities for customers. The Company executes and clears all customer transactions with clearing brokers/dealers on a fully disclosed basis.

(b) Commissions and Trading Profit – Revenue and Expense Recognition

Commissions and trading profit, and related expenses from transactions in mutual funds, general securities, variable insurance, and other products are recorded on a trade-date basis. Transactions in direct participation programs such as limited partnerships and any related commission income and expense are recorded on a settlement-date basis. The impact of the difference between trade date and settlement date is not material.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and on deposit with banks and highly liquid investments with maturities of three months or less when purchased.

(d) Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, are valued at quoted market prices with the resultant change in market price included as trading profits for the period.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and revenue and expenses to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Deposits with Clearing Brokers/Dealers

Pursuant to the Company's clearing agreements with its clearing brokers/dealers, the Company is required to maintain interest-bearing security deposits totaling $200,000 for the duration of the respective agreements.

(3) Income Taxes

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, income taxes have not been provided since they are the responsibility of the shareholder.

(Continued)

(4) Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company had net capital of $2,306,891, which was $1,970,507 in excess of its required net capital of $336,384. The Company's net capital ratio was 2.19 to 1.

(5) Profit-Sharing Plan

The Company sponsors the Investacorp, Inc. 401(k) Profit-Sharing Plan Trust (the Plan). The Plan is designed to allow all eligible employees to share in the profits of the Company. The Company matches 50% of an eligible employee's contribution, limited to 2% of an employee's salary. The Company's contribution to the Plan amounted to $68,948 for the year ended June 30, 2003. Pursuant to the Plan, the Company may also make discretionary contributions to the Plan. For the year ended June 30, 2003, the Company did not make a discretionary contribution.

(6) Related-Party Transaction

During April 1997, the Company entered into a one-year agreement with a related party which can be automatically extended each year for one additional year. The agreement has been extended until April 2004. The related party will provide services, support, and facilities to the Company for a fee based on the Company's gross monthly revenue. The service expense for the year ended June 30, 2003, which is included in general and administrative expenses, amounted to $1,024,753, of which $110,466 is payable as of June 30, 2003.

(7) Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.